Filed by SI Financial Group, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SI Financial Group, Inc.

Commission File No. 000-50801

For Immediate Release

Contact:	Rheo A. Brouillard, President and CEO
(860) 456-6540

SI Financial Group, Inc.

to Commence Second-Step Conversion and Stock Offering

November 10, 2010, Willimantic, CT– SI Financial Group, Inc. (the “Company”) (Nasdaq: SIFI), holding company for Savings Institute Bank and Trust Company, announced today that the Company has received conditional approval from the Office of Thrift Supervision to reorganize from the two-tier mutual holding company structure to the stock holding company structure and to commence a “second-step” stock offering of shares of common stock by the proposed new holding company for Savings Institute. The Company also announced that the registration statement relating to the sale of common stock by the new holding company for Savings Institute – a newly formed Maryland corporation also named SI Financial Group, Inc. – has been declared effective by the Securities and Exchange Commission.

New SI Financial Group is offering for sale between 5,578,125 and 7,546,875 shares of common stock at a purchase price of $8.00 per share. New SI Financial Group, Inc. may increase the number of shares that it sells in the offering, without notice to persons who have subscribed for shares, by up to 15%, to 8,678,906 shares, as a result of market demand, regulatory considerations or changes in financial markets. The shares of common stock to be offered by new SI Financial Group represent the approximately 61.9% of SI Financial Group’s common stock that is currently owned by SI Bancorp, MHC.

The shares will be offered in a subscription offering first to depositors of Savings Institute with a qualifying deposit as of June 30, 2009, second to the Bank’s tax-qualified employee benefit plans, third to depositors of Savings Institute with a qualifying deposit as of September 30, 2010 and finally to depositors of Savings Institute as of October 29, 2010. Concurrently with the subscription offering, new SI Financial Group is offering any shares of common stock that are not subscribed for in the subscription offering to members of the general public in a community offering, with preference given first to persons residing in Hartford, Middlesex, New London, Tolland and Windham Counties, Connecticut, and then to shareholders of the Company as of November 1, 2010.

Savings Institute will establish a Stock Information Center, which will open on November 22, 2010. Offering materials are available by contacting the Stock Information Center at (877) 643-8198. Hours of operation will be Monday through Friday, from 10:00 a.m. to 4:00 p.m., Eastern time. The Stock Information Center will be closed on weekends and bank holidays The subscription and community offerings are currently scheduled to expire at 2:00 p.m., Eastern time, on Monday, December 20, 2010.

At the conclusion of the conversion and offering, shareholders of SI Financial Group other than SI Bancorp, MHC will receive shares of common stock of new SI Financial Group based on an “exchange ratio” designed to preserve their aggregate percentage ownership interest. The exchange ratio will depend on the number of shares sold in the offering and will range from 0.7655 shares to 1.0357 shares, subject to a 15% increase to 1.1910 shares, based on the independent appraisal. At the conclusion of the conversion and offering, new SI Financial Group will be 100% owned by public shareholders.

The second-step conversion must be approved by a majority of the votes eligible to be cast by members of SI Bancorp, MHC at a special meeting of members, to be held on December 23, 2010. The depositors of Savings Institute are the members of SI Bancorp, MHC. Members of SI Bancorp, MHC as of the close of business on October 29, 2010 will be entitled to vote at the special meeting. Offering and proxy materials will be mailed to members of SI Bancorp, MHC on or about November 20, 2010.

Holders of at least two thirds of the outstanding shares of common stock of the Company and the holders of the majority of the outstanding shares of the common stock of the Company other than the shares held by SI Bancorp, MHC as of November 1, 2010 must also approve the second-step conversion at a special meeting of shareholders, also to be held on December 23, 2010. Proxy materials will be mailed to shareholders of the Company on or about November 20, 2010.

Completion of the conversion and offering is subject to, among other things, the receipt of final regulatory approvals.

Stifel, Nicolaus & Company, Incorporated is assisting new SI Financial Group in selling its common stock in the subscription and community offerings on a best efforts basis. In the syndicated community offering, Stifel, Nicolaus & Company, Incorporated will serve as sole book-running manager and Sandler O’Neill & Partners, L.P. will serve as a co-manager.

SI Financial Group, Inc. is the holding company for Savings Institute Bank and Trust Company. Established in 1842, the Savings Institute Bank and Trust Company is a community-oriented financial institution headquartered in Willimantic, Connecticut. Through its twenty-one branch locations, the Bank offers a full-range of financial services to individuals, businesses and municipalities within its market area.

This press release contains certain forward-looking statements about the conversion and offering. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and offering, difficulties in selling the common stock or in selling the common stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which SI Financial Group and Savings Institute are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. This press release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription and community offerings, an accompanying stock order form).

New SI Financial Group has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Shareholders of SI Financial Group are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the SEC by new SI Financial Group free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by new SI Financial Group are available free of charge from the Corporate Secretary of SI Financial Group at 803 Main Street, Willimantic, Connecticut 06226, telephone (860) 423-4581. The directors, executive officers, and certain other members of management and employees of SI Financial Group are participants in the solicitation of proxies in favor of the conversion from the shareholders of SI Financial Group. Information about the directors and executive officers of SI Financial Group is included in the proxy statement/prospectus filed with the SEC.

The shares of common stock of new SI Financial Group are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

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